# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CalciMedica, Inc., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Coast Boulevard South Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 08/19/2026
Amends the filing with accession number 0000912282-26-000961
Filed by CIK 0001216017
Persons authorized to receive notices and communications: Alafi Capital Company LLC, 8 Admiral Drive, Suite 324, Emeryville, California (CA), 94608, (510) 663-7426; Christopher D. Alafi, 8 Admiral Drive, Suite 324, Emeryville, California (CA), 94608, (510) 663-7426; Evan Ng, Dorsey & Whitney LLP, 430 Cowper Street, Suite 250, Palo Alto, California (CA), 94301, (650) 565-2252

## Reporting persons
- Alafi Capital Company LLC (CIK 0001216017): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 7,220,101; sole dispositive power 0; shared dispositive power 7,220,101; aggregate amount beneficially owned 7,220,101 (19.9% of the class)
  Comment: Includes 5,112,345 shares of common stock held directly by the Reporting Person, 130,651 warrants to purchase common stock at an exercise price of $7.15, 923,227 warrants to purchase common stock at an exercise price of $0.8033 and 923,227 warrants to purchase common stock at an exercise price of $1.00 held by the Reporting Person. Does not include 2,605,965 Series A Warrants or 2,605,965 Series B Warrants that are not currently exercisable due to the 19.99% beneficial ownership imitation included in such warrants.
  
  The calculation of percentage ownership is based on a total of 34,141,460 shares of Issuer common stock as of August 20, 2026, as set forth by the Issuer plus the total possible warrants that could be exercised by the Reporting Person.
- Christopher D. Alafi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,220,101; shared voting power 0; sole dispositive power 7,220,101; shared dispositive power 0; aggregate amount beneficially owned 7,220,101 (19.9% of the class)
  Comment: Includes 5,112,345 shares of common stock held directly by the Reporting Person, 130,651 warrants to purchase common stock at an exercise price of $7.15, 923,227 warrants to purchase common stock at an exercise price of $0.8033 and 923,227 warrants to purchase common stock at an exercise price of $1.00 held by the Reporting Person. Does not include 2,605,965 Series A Warrants or 2,605,965 Series B Warrants that are not currently exercisable due to the 19.99% beneficial ownership imitation included in such warrants.
  
  The calculation of percentage ownership is based on a total of 34,141,460 shares of Issuer common stock as of August 20, 2026, as set forth by the Issuer plus the total possible warrants that could be exercised by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CalciMedica, Inc.
Address of issuer's principal executive offices: 505 Coast Boulevard South Suite 307, La Jolla, California (CA), 92037
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. This Amendment No. 1 was triggered solely to reflect the issuance of warrants to the Reporting Persons on August 19, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction: None

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record. This Amendment No. 1 is being filed to report that, on August 19, 2026, the Reporting Persons received 3,529,192 Series A Warrants and 3,529,192 Series B Warrants, following the receipt of Stockholder Approval.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record. This Amendment No. 1 is being filed to report that, on August 19, 2026, the Reporting Persons received 3,529,192 Series A Warrants and 3,529,192 Series B Warrants, following the receipt of Stockholder Approval.
Transactions in the class effected during the past sixty days: This Amendment No. 1 is being filed to report that, on August 19, 2026, the Reporting Persons received 3,529,192 Series A Warrants and 3,529,192 Series B Warrants, following the receipt of Stockholder Approval. Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Alafi Capital Company LLC: /s/ Christopher D. Alafi, Christopher D. Alafi, as managing member of Alafi Capital Company, LLC (08/24/2026)
- Christopher D. Alafi: /s/ Christopher D. Alafi, Christopher D. Alafi (08/24/2026)